[Zix Corporation Letterhead]

January 31, 2005

Via Edgar and Hand — Delivery

Barbara C. Jacobs
Assistant Director
Mail Stop 4-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549-0406

Re:	Zix Corporation Registration Statement on Form S-3, as amended Pre-Effective Amendment No. 2, Filed January 31, 2005 File No. 333-120548

Dear Ms. Jacobs:

     This letter responds to the Commission’s letter of January 23, 2005. The changes described herein are incorporated in the marked, enclosed Pre-Effective Amendment No. 2, which is being filed with the Commission via EDGAR on January 31, 2005.

     Commission Comment

1.	Please disclose in greater detail the “other specified conditions” that would give ZixCorp the right to force conversion of the convertible notes.

     Company Response

     The prospectus has been amended to add a description of the other specified conditions. Also, since the other specified conditions refer to the “events of default” and “repurchase events,” the discussion of these has also been expanded. See “Principal Payments under the Convertible Notes” and “Events of Default and Repurchase Rights” on pages 1-4 of the prospectus.

     Commission Comment

2.	Please provide a more detailed discussion of the restrictive covenants imposed by the $10,000,000 convertible note.

     Company Response

     The prospectus has been amended to add a description of significant restrictive covenants. See “Restrictive Covenants” on page 4 of the prospectus.

     Commission Comment

3.	Please consider including risk factor disclosure concerning the dilutive effects of your convertible note and warrants.

     Company Response

     Additional language has been added to the risk factor “Further issuances of equity securities may be dilutive to current shareholders” to address the convertible note and warrants. See the page 13 of the prospectus.

     Conclusion

     We hope that the foregoing addresses the Commission’s comments. Please call Ronald Woessner (214-370-2219) or Tanya Foreman (214-370-2223) for any questions you may have about the foregoing.

Very truly yours,

/s/ Ronald A. Woessner

Ronald A. Woessner
Senior Vice President & General Counsel